UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1. Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian Stock Exchanges:

On December 30, 2023, ICICI Bank Limited (the Bank) had disclosed an Order in Original (OIO) received from the Telangana Goods and Services Tax department for a penalty of ₹ 13,55,750/-.

Pursuant to an appeal filed by it on the OIO, the Bank has, on October 31, 2026 (at 4:45 p.m.), received an Order in Appeal (OIA) under Section 107 of Central Goods and Services Tax Act, 2017 from the Additional Commissioner, (ST) (Grade-I) (FAC), Telangana, confirming a penalty of ₹ 6,95,418/-.

The Bank will file an appeal contesting the OIA within the prescribed timelines.

Please take the above information on record.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: November 1, 2026	By:	/s/ Vivek Ranjan
Name :	Vivek Ranjan
Title :	Leadership Team